United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 001-11001

Frontier Communications Corporate Services Inc.
Savings and Security Plan for Mid-Atlantic Associates
(Full title of the Plan)

Frontier Communications Corporation
3 High Ridge Park
P.O. Box 3801
Stamford, CT 06905

(Name of issuer of the securities held
pursuant to the Plan and the address
of its principal executive offices)

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.
SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm)

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.
SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Table of Contents

Page
Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012

Notes to Financial Statements

Supplemental Schedules: *

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2012

Signature

Consent of Independent Registered Public Accounting Firm

1 2 3 4-12 13 14 15

* Schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
of the Frontier Communications Corporate Services Inc.
Savings and Security Plan for Mid-Atlantic Associates

We have audited the accompanying statements of net assets available for benefits of the Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Insero & Company CPAs, P.C.
Certified Public Accountants

Insero & Company CPAs, P.C.
Certified Public Accountants
Rochester, New York
June 14, 2013

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Interest in Frontier Communications 401(k) Plans
Master Trust, at fair value	$89,162,529	$73,672,893

Notes receivable from participants	7,472,097	6,578,252

Net assets available for benefits, at fair value	96,634,626	80,251,145

Adjustment from fair value to contract value for
interest in a collective trust relating to fully
benefit-responsive investment contracts	(192,044)	(146,862)

Net assets available for benefits	$96,442,582	$80,104,283

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

2012
Additions to net assets attributed to:
Investment income from Plan's interest in Frontier
Communications 401(k) Plans Master Trust	$9,551,216

Interest on notes receivable from participants	227,954
Contributions:
Participant	7,229,029
Employer	4,053,098
Rollovers	1,039,884
Total contributions	12,322,011

Total additions	22,101,181
Deductions from net assets attributed to:
Benefits paid to participants	(5,751,924)
Administrative expenses	(10,958)
Total deductions	(5,762,882)

Net increase in net assets available for benefits	16,338,299
Net assets available for benefits:
Beginning of year	80,104,283
End of year	$96,442,582

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.
SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
Notes to Financial Statements
December 31, 2012 and 2011

(1)	Description of the Plan

General

The following brief description of the Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates (the “Plan”), provides general and limited information.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. Copies of the Plan document are available from the Plan sponsor.

(a)	Background

The Plan is a defined contribution plan sponsored and managed by Frontier Communications Corporation (“Frontier” or the “Company”). Under the terms of the Plan, non-salaried employees including those that were eligible under the Verizon Communications Inc. (“Verizon”) Plan on June 30, 2010 are eligible to participate in the Plan provided that the employee is employed by a participating employer in an eligible class of employees. Generally, salaried employees, leased employees, individuals not on the employer’s payroll, and employees of Frontier or any other Frontier company other than Frontier Communications Corporate Services Inc. are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On July 1, 2010, Frontier acquired the defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin and in portions of California bordering Arizona, Nevada and Oregon, including Internet access and long distance services and broadband video provided to designated customers in those territories.

Under the terms of the agreements between Verizon and Frontier, Frontier established a benefit plan for former Verizon employees who were transferred to Frontier that provides benefits that are identical in all material respects to the benefits received by them under the Verizon Savings and Security Plan for Mid-Atlantic Associates (“the Verizon Plan”).

(b)	Contributions

Eligible employees may contribute, in 1% increments, up to 16% of their eligible compensation on a before-tax basis, an after-tax basis or a combination of both through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S. federal income tax purposes in 2012 was $17,000.

All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (“IRC”).  The maximum allowable catch-up contribution for 2012 was $5,500.  No matching contributions are made with respect to a participant’s catch-up contributions.

The Company contributes $0.82 on each dollar contributed by a participant up to 6% of each participant’s eligible compensation. The Company contributions are allocated to Plan investments following the same method of allocation as that for participant-directed investments.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contribution and (b) investment earnings or losses and charged with withdrawals and an allocation of administrative expenses. Allocations are based on each participant’s investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

(d)	Vesting

Participants are vested immediately in their contributions plus the allocated earnings thereon.  Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death or attainment of normal retirement age while an employee.  For any other termination of employment, Company contributions and related earnings fully vest after three years of service.

(e)	Notes Receivable from Participants

Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the end of the month prior to which the loan is processed and remains fixed at that rate for the term of the loan. The maximum loan repayment period is five years, or currently up to fifteen years for the purchase of a primary residence.  Loan repayments are after tax, and are credited to each participant’s account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan.

(f)	Payment of Benefits

Participants may keep any portion of their account in the Plan beyond the attainment of age 70 ½.  Inactive participants, after age 70 ½, must take the required minimum distribution of their balances on or before April 1st of the calendar year after they retire.

Upon termination of employment or permanent disability, a participant is entitled to receive a lump-sum distribution in cash or stock for any balance invested in the Verizon Communications Inc. Common Stock Fund or the Frontier Communications Corporation Common Stock Fund for the vested portion of his/her account. Participants may also elect to receive 2 to 20 annual installments or monthly or annual installments over a period equal to the life expectancy of the participant.  If the value of the terminating participant's vested account balance does not exceed $1,000, the participant’s balance will be distributed automatically at that time.

In-service withdrawals from a participant’s vested account balance are also permitted under limited circumstances such as attaining age 59 ½ or financial hardship.

(g)	Forfeitures

Forfeitures of nonvested Company contributions are applied to reduce future contributions of the Company. As of December 31, 2012, forfeited nonvested Company contributions totaled $41,339.

(h)	Administrative Expenses

The administrative expenses of the Plan are paid by the Plan or by the Company.  The majority of Plan administrative expenses paid by participants relate to investment management fees which are deducted from participant account balances.

(i)        Dividends

Dividends attributable to the participant’s interest in the Frontier Communications Corporation Common Stock Fund are reinvested in the Frontier Communications Corporation Common Stock Fund, unless the participant elects, in a manner approved by the Retirement Plan Committee, to receive dividends entirely in cash.  All cash dividends are received by Fidelity Management Trust Company (the “Trustee”), and distributed to participants in cash no later than 90 days after the close of the Plan year.

(j)        Investments

The Plan’s investments are in a Master Trust which was established for the investment of assets of the Plan and several other Frontier sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee, who is responsible for the control and disbursement of the funds and portfolios of the Plan. Investment fees are charged against the earnings of the funds and portfolios.

Interest, dividends and net appreciation (depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios.

The Verizon Common Stock Fund is closed to new contributions or exchanges.  However, any amounts invested in this fund will remain unless a participant changes their investment options.  A participant can exchange out of this investment into any of the other investment options under the Plan.

The Plan restricts a participant’s ability to invest in Frontier Communications Corporation common stock if the value of the Company stock fund exceeds 15% of the total value of the participant’s account.  In addition, a participant is restricted from investing more than 15% of current contributions in the Company stock fund.

(k)	Registered Investment Company Fees

Investments in registered investment companies (mutual funds) are subject to sales charges and annual fees for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the investment earnings activity and thus not separately identifiable as an expense of the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

(c)	Investments

The Master Trust’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust. The Plan’s interest in collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Common stock is valued at its quoted market price as of the end of the Plan year.  Money market funds are valued at the net asset value of shares held at year end.  In addition, the Plan offers a brokerage option, BrokerageLink, whereby participants invest in publicly traded registered investment companies not offered directly by the Master Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation/depreciation in fair value of investments in the Master Trust consists of the net realized gains and losses on the disposal of investments during 2012 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Master Trust as of December 31, 2012.

(d)       Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust.  The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(e)	Payment of Benefits

Benefits to participants are recorded when paid.

(f)         Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balances plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.
SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
Notes to Financial Statements
December 31, 2012 and 2011

(3)	Investment in Master Trust

The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants.  Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.  At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust was approximately 9% and 8%, respectively.

The following table presents the fair values of investments for the Master Trust as of December 31, 2012 and 2011:

	2012	2011
Frontier Common Stock	$23,462,498	$28,277,885
Verizon Common Stock	140,278,723	149,037,029
Registered Investment Companies	728,705,814	652,737,370
Collective Trusts	139,291,524	142,055,608
Money Market Funds	587,443	476,004
Investments, at fair value	1,032,326,002	972,583,896
Receivables	146,217	20,270
	$1,032,472,219	$972,604,166

Investment income of the Master Trust for the year ended December 31, 2012 is as follows:

Common stock	$6,183,422
Registered Investment Companies	73,241,607
Net appreciation in fair value of investments	79,425,029
Interest and dividends	30,698,270
$110,123,299

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.
SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
Notes to Financial Statements
December 31, 2012 and 2011

The only investment that represents 5% or more of net assets available for benefits as of December 31, 2012 and 2011 was the Plan’s interest in the Master Trust.

Fair value is defined under U.S. GAAP as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under U.S. GAAP must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers of inputs to the valuation methodology include:

Level 1 — Quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. The Master Trust’s investments with active markets include its investment in the common stock of Frontier Communications Corporation and Verizon Communications Inc., as well as its investments in registered investment companies which are reported at fair value utilizing Level 1 inputs. For these items, quoted current market prices, which represent the net asset value of shares held by the Master Trust, are readily available.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has concluded that the investments in the collective trusts represent a Level 2 valuation as they are valued based on the value of the underlying investments as reported by the investment advisor using the audited financial statements of the collective trust at year-end.  In addition, the money market funds are considered Level 2 assets.

Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Plan has no Level 3 assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.
SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
Notes to Financial Statements
December 31, 2012 and 2011

The following tables represent the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Master Trust Fair Value Measurements at December 31, 2012
		Quoted	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Frontier Communications Corporation common stock	$23,462,498	$23,462,498	$-	$-
Verizon Communications Inc. common stock	140,278,723	140,278,723	-	-
Registered investment companies	728,705,814	728,705,814	-	-
Collective trusts	139,291,524	-	139,291,524	-
Money market funds	587,443	-	587,443	-
Total investments, at fair value	$1,032,326,002	$892,447,035	$139,878,967	$-

	Master Trust Fair Value Measurements at December 31, 2011
		Quoted	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Frontier Communications Corporation common stock	$28,277,885	$28,277,885	$-	$-
Verizon Communications Inc. common stock	149,037,029	149,037,029	-	-
Registered investment companies	652,737,370	652,737,370	-	-
Collective trusts	142,055,608	-	142,055,608	-
Money market funds	476,004	-	476,004	-
Total investments, at fair value	$972,583,896	$830,052,284	$142,531,612	$-

(4)	Related Party Transactions

Certain investments in the Master Trust are in shares of registered investment companies and collective trusts that are managed by Fidelity Management Trust Company.  Fidelity Management Trust Company acts as the trustee as defined by the Plan and, therefore, transactions involving these assets qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

The Master Trust held common stock issued by the Company amounting to $23,462,498 and $28,277,885 as of December 31, 2012 and 2011, respectively.

(5)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Board. In the event of plan termination, participants will become 100% vested in their accounts.

(6)	Tax Status

The Plan applied for a determination letter as of January 31, 2012 from the Internal Revenue Service to confirm that the Plan meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(7)     Risks and Uncertainties

The Plan offers a number of investment options including the Company’s common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s exposure to a concentration of issuer risk is limited by the diversification of investments across all participant-directed fund elections except for the Frontier Communications Corporation Common Stock Fund and Verizon Communications Inc. Common Stock Fund, which are invested in the security of a single issuer. Additionally, the investments within certain participant-directed fund elections may be further diversified into varied financial instruments.

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.
SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
Notes to Financial Statements
December 31, 2012 and 2011

(8)     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net Assets Available for Benefits per the Financial Statements	$96,442,582	$80,104,283

Adjustment from contract value to fair value for interest in a collective trust relating to fully benefit-responsive
investment contracts	192,044	146,862

Net Assets Available for Benefits per the Form 5500	$96,634,626	$80,251,145

Net Increase in Net Assets Available for Benefits per the
Financial Statements	$16,338,299

Adjustment from contract value to fair value for interest in a collective trust relating to fully benefit-responsive
investment contracts	45,182

Net Income per the Form 5500	$16,383,481

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.
SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

EIN #06-0619596 Plan #93267
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b)	(c) and (d)	(e)
	Identity of Issuer	Description of Investment	Current Value
* Participant loans
		Maturing in 1 to 16 years, with interest
		rates ranging from 3.25% to 9.25%	$7,472,097

	* Party-in-interest as defined by ERISA

FRONTIER COMMUNICATIONS CORPORATE SERVICES INC.

SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Frontier Communications Corporate Services Inc.
Savings and Security Plan for Mid-Atlantic Associates

By   /s/    Susana D’Emic

Susana D’Emic

    Senior Vice President and Controller
(On behalf of Frontier Communications Corporation as Plan Administrator)

June 14, 2013

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement on Form S-8 (No. 333-167932) of Frontier Communications Corporation of our report dated June 14, 2013, relating to the statements of net assets available for benefits of the Frontier Communications Corporate Services Inc. Savings and Security Plan for Mid-Atlantic Associates as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012, which report appears in the Annual Report on Form 11-K.

/s/ Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 14, 2013